RELX PLC
Transaction Notification

1		Details of the person discharging managerial responsibilities/person closely associated
a)		Name	Henry Udow
2		Reason for the notification
-
a	)	Position/status	PDMR
—
b	)	Initial notification /Amendment	Initial Notification
—
3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
-
a	)	Name	RELX PLC
—
b	)	LEI	549300WSX3VBUFFJOO66
—
4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
-
a	)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 14 51/116p each (‘Ordinary Shares’) ISIN: GB00B2B0DG97
—
b	)	Nature of the transaction	Exercise of options over 1,510 Ordinary Shares, granted 07 June 2013 under the RELX Group plc 2013 SAYE Share Option Scheme
—
c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			£5.9600	1510

d	)	Aggregated information - Aggregated volume - Price	n/a (single transaction)

e	)	Date of the transaction	2016-09-30
—
f	)	Place of the transaction	n/a
—